FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of April 2007.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Group to Appoint New Independent Auditor

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2007
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Senior General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Senior General Manager
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on April 25, 2007, in Kyoto, Japan

Nidec Group to Appoint New Independent Auditor

Nidec Corporation and its listed subsidiary companies (collectively, the "Group")* announced today that their boards of directors have resolved to propose to the Group’s respective Ordinary General Meetings of Shareholders to be held in June 2007 the appointment of Kyoto Audit Corporation as their new independent auditor. The proposed appointment has already been approved by the Group’s boards of auditors.

*The Group: Nidec Corporation (NYSE: NJ; TSE, OSE: 6594)   Nidec Sankyo Corporation (TSE: 7757)

           Nidec Copal Corporation (TSE: 7756)            Nidec Tosok Corporation (TSE: 7728)

           Nidec Copal Electronics Corporation (TSE: 6883)   Nidec-Read Corporation (OSE: 6833)

The Group's former independent auditor, ChuoAoyama PricewaterhouseCoopers (now Misuzu Audit Corporation) was ordered to suspend operations (except SEC audit based on the U.S.GAAP) for two months from July 1, 2006 to August 31, 2006 by Japan's Financial Services Agency. In order to avoid the absence of an independent auditor, the Group engaged Umeyama Accounting Firm as its temporary independent auditor effective July 20, 2006. On September 1, 2006, the Group's former independent auditor resumed operations under the new name of Misuzu Audit Corporation. In consideration of the importance of continuity in auditing, the Group appointed Misuzu Audit Corporation as an additional temporary independent auditor to conduct a joint audit with Umeyama Accounting Firm. On September 27, 2006, Umeyama Auditing Firm resigned as the Group’s temporary independent auditor, following the expiration of its two-month term of service. The term of service of Misuzu Audit Corporation will also expire at the close of the Group’s Ordinary General Meetings of Shareholders to be held in June 2007.

Independent Auditor to Appoint

Firm Name: Kyoto Audit Corporation

Address:  Kyoto Mitsui Building, 7th Floor 8, Naginatahoko-Cho Karasuma-Higashi-Iru Shijodori, Shimogyo-Ku, Kyoto-Shi, Kyoto-Fu 600-8008 Japan

Independent Auditor to Retire

Firm Name: Misuzu Audit Corporation

Address:  Kasumigaseki Building, 3-2-5 Kasumigaseki, Chiyoda-ku, Tokyo, Japan

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